

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

<u>Via E-mail</u>

Jeffrey L. Schultz
President/CEO
Secured Financial Network, Inc.
1500 W. Cypress Creek Rd. Ste 411
Fort Lauderdale, FL 33309

> **Re: Secured Financial Network, Inc.**
> **Schedule 14C**
> **Filed March 8, 2011**
> **File No. 000-28457**

Dear Mr. Schultz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel